UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On November 1, 2012 Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three month period ended October 31, 2012, payable January 2, 2013 to shareholders of record at the close of business on November 27, 2012.

Husky Energy Inc. also announced a quarterly dividend on the 4.45% Cumulative Redeemable Preferred Shares, Series 1, for the period October 1, 2012 to December 31, 2012, payable December 31, 2012 to shareholders of record as at the close of business on November 27, 2012.

The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly signed this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

		By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
Date:	November 1, 2012		& Secretary